UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number 001-16789

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Inverness Medical Innovations, Inc.
Full Name of Registrant

Former Name if Applicable

51 Sawyer Road, Suite 200
Address of Principal Executive Office (Street and Number)

Waltham, MA 02453
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, on June 28, 2005, the Audit Committee of the Board of Directors of Inverness Medical Innovations, Inc. (the “Company”) concluded, following a preliminary determination on June 22, 2005 by the Company’s management, that certain of the Company’s previously issued financial statements must be restated because they contain errors under accounting principles generally accepted in the United States (“GAAP”) relating to the recognition of revenue.  The Company determined that certain customers of one of the Company’s diagnostics divisions were provided return or exchange rights in connection with the sale of products, as a result of which the revenue associated with those sales should not have been recognized upon shipment to the customers under GAAP.

As a result of this determination and an evaluation of transactions from prior periods, the Company is in the process of restating its consolidated financial statements for fiscal year 2003, fiscal year 2004, each of the quarters of 2003 and 2004, and the first quarter of 2005.

Due to the time and resources necessary to complete the restatement of prior period financial statements and related filings with the Securities and Exchange Commission, the Company was not able to complete its consolidated financial statements for the second quarter of 2005 and meet the filing deadline of August 9, 2005 for the filing of its quarterly report on Form 10-Q for the period ending June 30, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Christopher J. Lindop	(781)	647-3900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company’s auditors have not yet completed their review of the restated financial statements for the first  quarter of 2005 and their audit of the restated financial statements for the first and second quarter of 2004, the Company released preliminary operating results for the second quarter of 2005 in an earning release on August 3, 2005, which is  available  as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 3, 2003.  In particular, the Company reported that, for the second quarter of 2005, net income available to common stockholders was $3.0 million compared to a net loss available to common stockholders of $6.7 million for the second quarter of 2004.:

Results for the six month period ended June 30, 2005 in the Company’s earning release for the second quarter of 2005, as well as all 2004 results provided therein for comparative purposes, contain all prior period adjustments which the Company believes are necessary to address the revenue recognition issues discussed above and disclosed in the Company’s June 28, 2005 press release.

The financial information provided in the Company’s earnings release for the second quarter of 2005,  and referenced above, are subject to change as the Company completes its financial statements for the second quarter of 2005 based on the ongoing review and audit referenced above.

Inverness Medical Innovations, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2005	By	/s/ Christopher J. Lindop
			Name:	Christopher J. Lindop
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).